Exhibit 3.1.6

CERTIFICATE OF AMENDMENT
TO THE CERTIFICATE OF INCORPORATION
OF SILVER STAR INTERNATIONAL, INC.

SILVER STAR INTERNATIONAL, INC., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), hereby certifies that the amendment set forth below to the Corporation's Certificate of Incorporation was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware:

First: Article I is hereby amended in its entirety to read:

ARTICLE I
NAME

The name of the Corporation shall be "Lightman Grant, Inc.

Second: Article VI, is hereby amended to add the following first paragraph, the remainder of Article VI shall remain unchanged:

ARTICLE VI
CAPITAL STOCK

Each one hundred (100) shares of Common Stock outstanding at 9:00 a.m. on March 12, 2009 shall be deemed to be one (1) share of Common Stock of the Corporation, par value slow per share. There shall be no fractional shares. Odd lots shall be rounded up.

Third: That pursuant to Section 228 of the General Corporation Law of the State of Delaware, a consent setting forth resolutions approving the amendments set forth above was signed by holders of outstanding stock having not less than the minimum number of votes necessary to authorize or take action at a meeting at which all shares entitled to vote thereon were present and voted.

Fourth: That said amendments were duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer as of this 12th day of February. 2009.

SILVER STAR INTERNATIONAL, INC.

By:	/s/ Michael Anthony, President
Michael Anthony, President